UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, January 27, 2020

In December 2019

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED

MORE THAN 2.5 MILLION PASSENGERS

In December 2019, Avianca Holdings and its subsidiaries carried 2,546,232 passengers, a 6.0% decrease over the same period in 2018.

In December, the subsidiary airlines of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) (“Avianca Holdings”) transported 2,546,232 passengers, a 6.0% decrease compared to December 2018. Capacity, measured in ASKs (available seat kilometers), decreased 8.1%, while passenger traffic, measured in RPKs (revenue passenger kilometers), decreased 9.5%. The load factor for the month was 80.8%, a decrease of 123 bps compared to the same period in 2018.

Domestic markets in Colombia, Peru and Ecuador

In December, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,485,085 travelers, which represents a 1.1% decrease compared to the same period in 2018. Capacity (ASKs) decreased 8.5% while passenger traffic (RPKs) decreased 7.0%. The load factor for the month was 82.9%, a 141 bps increase compared to the same period in 2018.

International markets

In December, the affiliated airlines of Avianca Holdings transported 1,061,147 passengers on international routes, which represents a 12.2% decrease compared to the same period in 2018. Capacity (ASKs) decreased 8.0%, while passenger traffic (RPKs) decreased 10.0%. The load factor for the month was 80.4%, an decrease of 177 bps compared to December 2018.

Operational Statistics	Dec - 19	Dec - 18	ΔYoY		YTD 2019	YTD 2018	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,546	2,709	-6.0%		30,538	30,594	-0.2%
ASK (mm)[2]	4,497	4,894	-8.1%		54,410	53,122	2.4%
RPK (mm)[3]	3,635	4,016	-9.5%		44,457	44,110	0.8%
Load Factor[4]	80.8%	82.1%	-1.2	pp	81.7%	83.0%	-1.3	pp
Domestic Market
PAX (K)[1]	1,485	1,501	-1.1%		17,387	17,384	0.0%
ASK (mm)[2]	762	833	-8.5%		9,290	9,371	-0.9%
RPK (mm)[3]	632	679	-7.0%		7,532	7,816	-3.6%
Load Factor[4]	82.9%	81.5%	1.4	pp	81.1%	83.4%	-2.3	pp
International Market
PAX (K)[1]	1,061	1,208	-12.2%		13,151	13,210	-0.4%
ASK (mm)[2]	3,735	4,061	-8.0%		45,120	43,751	3.1%
RPK (mm)[3]	3,003	3,338	-10.0%		36,925	36,294	1.7%
Load Factor[4]	80.4%	82.2%	-1.8	pp	81.8%	83.0%	-1.1	pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.8 billion in 2018 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings, S.A. announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Investor Relations Office

+571 587 77 00 ext. 2474, 1349

ir@avianca.com

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary